FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

           17 November 2011

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR NOTES

On 17 November 2011, HSBC Holdings plc issued US$900,000,000 4.875% Senior Unsecured Notes due January 2022 and US$750,000,000 6.100% Senior Unsecured Notes due January 2042 pursuant to its senior indenture dated 26 August 2009 (the 'New Notes').

Application has been made to list the New Notes on the New York Stock Exchange.

Investor enquires to:
Nick Turnor                             +44 (0)20 7992 5501

Media enquiries to:
Brendan McNamara                 +44 (0)20 7991 0655

Note to editors:
The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date: 17 November, 2011